FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: July 31, 2007

July 31, 2007

Consolidated Financial Results for the First Quarter of the

Fiscal Year Ending March 31, 2008

I. Consolidated Financial Results

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Change
	In billions of yen	In billions of yen	%
Sales	1,007.8	1,031.5	-2.3
Operating income	11.3	7.9	+42.5
Ordinary income	8.2	2.7	+203.4
Net income	1.0	0.3	+272.8

	Yen	Yen	Yen

Net income per share:
Basic	0.41	0.12	0.29
Diluted	0.40	0.12	0.28

	As of June 30, 2007	As of March 31, 2007	Change
	In billions of yen	In billions of yen	%
Total assets	3,583.4	3,731.7	-4.0
Net assets	1,249.6	1,240.1	+0.8

Notes

1.	NEC changed the accounting principles for preparing its consolidated financial statements from accounting principles generally accepted in the U.S. (“U.S. GAAP”) to accounting principles generally accepted in Japan (“Japan GAAP”) from the first half of the fiscal year ended March 31, 2007. Results for the first quarter of the fiscal year ended March 31, 2007 (April – June, 2006) have been presented under Japan GAAP for comparison purposes.
2.	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007
Consolidated subsidiaries	338	372	342
Affiliated companies accounted for by the equity method	68	69	68

1.	Analysis of Business Results

(1) Overview of the first quarter of the fiscal year ending March 31, 2008 (three months ended June 30, 2007)

During the three months ended June 30, 2007, despite a downturn in the U.S. economy owing mainly to a slowdown in the housing sector, the global economy experienced moderate growth overall, with sustained high growth in China, and steady growth in Asia and Europe.

The Japanese economy also enjoyed continued steady growth due to a sustained increase in capital expenditures, amid an improvement in business results and a recovery in consumer spending, as a result of an improvement in the employment environment.

Amid this business environment, NEC recorded consolidated sales of 1,007.8 billion yen for the first quarter, a decrease of 23.7 billion yen (2.3%) year on year. Despite an increase in sales, in the Information Technology (“IT”)/Network Solutions business, particularly of network systems to enterprises and telecom carriers overseas, the year on year decrease is mainly due to the streamlining of the Mobile Terminal business overseas and the sale of the personal computer (“PC”) business in Europe in the second half of the previous fiscal year by the Personal Solutions business, in the Mobile/Personal Solutions business.

Regarding profitability, operating income rose by 3.4 billion yen (42.5%) year on year, to 11.3 billion yen. This was due to a decrease in loss owing to streamlining of the Mobile Terminals business overseas and an increase in income from increased development efficiencies in the area of Mobile Terminals in the Mobile/Personal Solutions business, despite a drop in profit in the IT/Network Solutions business due to a change in the product mix in the area of Network Systems.

NEC recorded an improvement in non-operating income and expenses of 2.1 billion yen year on year, mainly owing to an improvement of 4.5 billion yen in foreign exchange gains and losses, despite a worsening of 3.4 billion yen in equity in earnings and losses of affiliated companies. As a result, ordinary income increased by 5.5 billion yen year on year, to 8.2 billion yen.

Income before income taxes and minority interests was 12.0 billion yen, an amount in line with the corresponding period of the previous fiscal year. This was mainly due to a decrease in special gains of 5.7 billion yen year on year, as a result of the recording of 6.5 billion yen in gains on transfer of securities to the pension trust in the corresponding period of the previous fiscal year, despite an increase in ordinary income.

NEC recorded consolidated net income of 1.0 billion yen, an increase of 0.7 billion yen year on year.

(2) Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and operating income of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT/Network Solutions Business

Sales:	572.5 billion yen	(+4.2%)
Operating income:	15.6 billion yen	(-14.1 billion yen)

Sales by subsegment (including inter-segment transactions)

Subsegment	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Change
	In billions of yen	In billions of yen	%
IT Services/System Integration	159.9	146.2	+9.4
IT Platforms	111.4	122.3	-8.9
Network Systems	247.4	226.7	+9.1
Social Infrastructure	53.8	54.3	-0.9

Total	572.5	549.5	+4.2

Sales of the IT/Network Solutions business for the three months ended June 30, 2007 amounted to 572.5 billion yen, an increase of 22.9 billion yen (4.2%) year on year.

Sales by products and services were as follows:

The area of IT Services/System Integration recorded sales of 159.9 billion yen, an increase of 9.4% year on year, due to a steady increase in sales to most sectors including the financial sector. In addition, in the area of Network Systems, sales increased by 9.1% year on year, to 247.4 billion yen, as a result of good sales of network systems to enterprises and telecom carriers overseas. On the other hand, in the area of IT Platforms, sales fell by 8.9% year on year, to 111.4 billion yen, mainly owing to the impact of the transfer of the sales function of optical disc drives and the effect of large server orders in the first quarter of the previous fiscal year. In the area of Social Infrastructure, sales remained flat year on year at 53.8 billion yen.

Operating income decreased by 14.1 billion yen (47.5%) year on year, to 15.6 billion yen. This was mainly due to a change in the product mix in the area of Network Systems.

Mobile/Personal Solutions Business

Sales:	211.3 billion yen	(- 16.8%)
Operating income:	9.6 billion yen	(Improvement of 25.8 billion yen)

Sales by subsegment (including inter-segment transactions)

Subsegment	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Change
	In billions of yen	In billions of yen	%
Mobile Terminals	84.0	93.3	-10.0
Personal Solutions	127.3	160.7	-20.8

Total	211.3	254.0	-16.8

Sales of the Mobile/Personal Solutions business for the three months ended June 30, 2007 were 211.3 billion yen, a decrease of 42.7 billion yen (16.8%) year on year.

Sales by products and services were as follows:

In the area of Mobile Terminals, sales were 84.0 billion yen, a decrease of 10.0% year on year, due to streamlining of overseas business. In the area of Personal Solutions, sales fell by 20.8% year on year, to 127.3 billion yen. This was mainly due to the sale of the PC business in Europe.

Operating income improved 25.8 billion yen year on year, to 9.6 billion yen. This was due to completion of structural reform of overseas business in the area of Mobile Terminals, which put an end to expanding losses, and to increased development efficiencies.

Electron Devices Business

Sales:	205.9 billion yen	(+ 0.2%)
Operating loss:	4.4 billion yen	(-0.3 billion yen)

Sales by subsegment (including inter-segment transaction)

Subsegment	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Change
	In billions of yen	In billions of yen	%
Semiconductors	173.6	165.2	5.1
Electronic Components and Others	32.3	40.2	-19.7

Total	205.9	205.4	0.2

Sales of the Electron Devices business for the three months ended June 30, 2007 remained flat year on year at 205.9 billion yen.

Sales by products and services were as follows:

In the area of Semiconductors, sales increased 5.1% year on year, to 173.6 billion yen, owing mainly to an increase in sales of semiconductors for game consoles and PCs. In the area of Electronic Components and Others, sales amounted to 32.3 billion yen, a decrease of 19.7% year on year, due to a decrease in sales of small-sized LCDs, despite steady growth in the electronic components market overall.

Although there was a decrease in operating loss owing to an increase in sales in the area of Semiconductors, in addition to a decrease in research and development expenses, the Electron Devices business recorded an operating loss of 4.4 billion yen, an amount in line with that of corresponding period of the previous fiscal year, due to a decrease in sales in the area of Electronic Components and Others.

Note

The results for the area of Semiconductors are the official public figures of NEC Electronics Corporation, which are prepared in accordance with U.S. GAAP. The difference that arises as a result of the adjustment to Japan GAAP is included in Electronic Components and Others.

2. Analysis of Financial Condition

(1) Analysis of condition of assets, liabilities, net assets, and cash flow

Total assets were 3,583.4 billion yen as of June 30, 2007. This was a decrease of 148.3 billion yen as compared with the end of the previous fiscal year. Current assets as of June 30, 2007 were 1904.0 billion yen, a decrease of 143.7 billion yen as compared with the end of the previous fiscal year, mainly due to collection of notes and accounts receivable, trade. Although investment securities increased 11.6 billion yen owing to an increase in unrealized gain accompanying an upturn in the market value, fixed assets decreased 4.6 billion yen due to a decrease in tangible fixed assets of 8.5 billion yen and in long-term deferred tax assets of 8.1 billion yen.

Total liabilities as of June 30, 2007 were 2,333.7 billion yen, a decrease of 157.8 billion yen as compared with the end of the previous fiscal year, mainly as a result of the payment of notes and accounts payable, trade. The balance of interest-bearing debt was 869.5 billion yen as of June 30, 2007, an increase of 10.2 billion yen as compared with the end of the previous fiscal year. Debt-equity ratio as of June 30, 2007 was 0.83 (no change as compared with the end of the previous fiscal year). The balance of interest-bearing debt (net) as of June 30, 2007, obtained by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to 467.4 billion yen, an increase of 31.4 billion yen as compared with the end of the previous fiscal year. Net debt-equity ratio as of June 30, 2007 was 0.45 (a worsening of 0.03 points as compared with the end of the previous fiscal year).

Total net assets as of June 30, 2007 were 1,249.6 billion yen, an increase of 9.5 billion yen as compared with the end of the previous fiscal year. As a result, owner’s equity ratio as of June 30, 2007 was 29.2% (an improvement of 1.4 points as compared with the end of the previous fiscal year).

Net cash provided by operating activities for the three months ended June 30, 2007 was 1.8 billion yen, an increase of 29.3 billion yen year on year. Although there was a decrease in cash received owing to a fall in sales, this was mainly due to a decrease in cash used in payment of material costs as a result of cost reductions.

Net cash used in investing activities for the three months ended June 30, 2007 was 26.1 billion yen, an improvement of 16.8 billion yen year on year. This was mainly due to cash provided by the transfer of business and a decrease in cash used for acquisition of stock of affiliated companies. As a result, free cash flows (the sum of cash flows from operating activities and investing activities) for the three months ended June 30, 2007 were cash outflows of 24.3 billion yen, an improvement of 46.1 billion yen as compared with the corresponding period of the previous fiscal year.

Net cash used in financing activities for the three months ended June 30, 2007 was 2.0 billion yen. This was mainly due to the redemption of bonds and the payment of dividends, despite the issuance of commercial paper. As a result, cash and cash equivalents as of June 30, 2007 amounted to 402.1 billion yen, a decrease of 21.3 billion yen as compared with the end of the previous fiscal year.

3. Financial Forecast

There is no change to the forecast for the fiscal year ending March 31, 2008, previously disclosed on May 21, 2007.

4. Others

(1) Significant changes in scope of consolidation

There are no significant changes in scope of consolidation for the quarter ended June 30, 2007.

(2) Adoption of concise accounting policies

Parts of physical inventory are omitted. Concise accounting methods have been adopted for the part of the retirement benefit obligation, depreciation expenses and others.

(3) Changes in accounting methods from most recent consolidated fiscal year

In accordance with changes in corporate tax law, some domestic subsidiaries adopted the (new) 250 percent declining-balance method for tangible fixed assets acquired after April 1, 2007, where the depreciation rate is calculated by multiplying the depreciation rate of the straight-line method by 2.5.

The change had little effect on the consolidated statement of operations and segment information.

CONSOLIDATED BALANCE SHEETS

	(In millions of yen, millions of U.S.dollars)
	June 30, 2007	June 30, 2006	Increase (Decrease)	(Ref.) March 31, 2007	Increase (Decrease)	June 30, 2007
Current assets	JPY 1,903,952	JPY 1,936,326	(JPY 32,374)	JPY 2,047,681	(JPY 143,729)	$15,479

Cash and deposits	333,376	346,540	(13,164)	332,446	930	2,710
Notes and accounts receivable, trade	706,766	678,603	28,163	874,543	(167,777)	5,746
Marketable securities	69,264	69,439	(175)	91,570	(22,306)	563
Inventories	545,617	569,405	(23,788)	493,224	52,393	4,436
Deferred tax assets	114,656	102,713	11,943	114,560	96	932
Others	143,742	179,469	(35,727)	150,895	(7,153)	1,169
Allowance for doubtful accounts	(9,469)	(9,843)	374	(9,557)	88	(77)

Fixed assets	1,679,417	1,700,180	(20,763)	1,683,988	(4,571)	13,654

Tangible fixed assets	676,005	685,959	(9,954)	684,529	(8,524)	5,496

Buildings and structures	236,513	241,349	(4,836)	238,677	(2,164)	1,923
Machinery and equipment	210,394	203,821	6,573	214,833	(4,439)	1,711
Tools and other equipment	103,970	102,946	1,024	104,925	(955)	845
Land	91,004	92,447	(1,443)	92,203	(1,199)	740
Construction in progress	34,124	45,396	(11,272)	33,891	233	277
Intangible assets	218,575	240,123	(21,548)	221,991	(3,416)	1,777

Goodwill	87,551	91,298	(3,747)	89,566	(2,015)	712
Software	122,794	140,411	(17,617)	126,339	(3,545)	998
Others	8,230	8,414	(184)	6,086	2,144	67
Investments and other assets	784,837	774,098	10,739	777,468	7,369	6,381

Investment securities	242,069	240,059	2,010	230,504	11,565	1,968
Investments in affiliated companies	220,974	115,491	105,483	221,864	(890)	1,797
Deferred tax assets	152,740	217,913	(65,173)	160,810	(8,070)	1,242
Others	186,120	224,337	(38,217)	181,098	5,022	1,513
Allowance for doubtful accounts	(17,066)	(23,702)	6,636	(16,808)	(258)	(139)

Total assets	JPY 3,583,369	JPY 3,636,506	(JPY 53,137)	JPY 3,731,669	(JPY 148,300)	$29,133

Cash and cash equivalents in CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS are calculated as follows.

	(In millions of yen, millions of U.S.dollars)
Cash and deposits	JPY 333,376	JPY 346,540	(JPY 13,164)	JPY 332,446	JPY 930	$2,710
Marketable securities	69,264	69,439	(175)	91,570	(22,306)	563
Time deposits and marketable securities with maturities of more than three months	(523)	(539)	16	(647)	124	(4)

Cash and cash equivalents	JPY 402,117	JPY 415,440	(JPY 13,323)	JPY 423,369	(JPY 21,252)	$3,269

(Note)

*	US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 123 yen.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	(In millions of yen, millions of U.S.dollars)
	June 30, 2007	June 30, 2006	Increase (Decrease)	(Ref.) March 31, 2007	Increase (Decrease)	June 30, 2007
Current liabilities	JPY 1,576,878	JPY 1,575,071	JPY 1,807	JPY 1,695,479	(JPY 118,601)	$12,820
Notes and accounts payable, trade	672,284	686,996	(14,712)	786,899	(114,615)	5,466
Short-term borrowings	114,735	106,284	8,451	110,385	4,350	933
Commercial papers	159,794	80,000	79,794	102,943	56,851	1,299
Current portion of long-term borrowings	40,793	30,305	10,488	41,562	(769)	332
Current portion of bonds and convertible bonds	74,255	175,268	(101,013)	76,570	(2,315)	604
Accrued expenses	225,936	219,686	6,250	285,039	(59,103)	1,837
Advances from customers	80,033	60,915	19,118	66,730	13,303	651
Reserve for bonuses to directors	118	49	69	401	(283)	1
Product warranty liabilities	36,433	9,594	26,839	34,459	1,974	296
Others	172,497	205,974	(33,477)	190,491	(17,994)	1,401

Long-term liabilities	756,850	830,595	(73,745)	796,067	(39,217)	6,153

Bonds, convertible bonds, and bonds with stock subscription rights	399,271	473,756	(74,485)	443,219	(43,948)	3,246
Long-term borrowings	40,164	72,014	(31,850)	42,759	(2,595)	327
Deferred tax liabilities	12,807	9,384	3,423	11,424	1,383	104
Liabilities for retirement benefits	219,769	199,304	20,465	216,769	3,000	1,787
Provision for loss on repurchase of computers	15,247	19,097	(3,850)	16,355	(1,108)	124
Long-term product warranty liabilities	2,163	695	1,468	2,380	(217)	18
Provision for recycling expenses of personal computers	5,902	6,764	(862)	5,634	268	48
Others	61,527	49,581	11,946	57,527	4,000	499

Total liabilities	2,333,728	2,405,666	(71,938)	2,491,546	(157,818)	18,973

Total shareholders’ equity	965,451	967,771	(2,320)	972,438	(6,987)	7,849

Common stock	337,936	337,821	115	337,822	114	2,747
Capital surplus	464,925	464,990	(65)	464,838	87	3,780
Retained earnings	165,874	167,890	(2,016)	173,003	(7,129)	1,349
Treasury stock	(3,284)	(2,930)	(354)	(3,225)	(59)	(27)

Valuation and translation adjustments and others	80,283	60,509	19,774	66,370	13,913	653

Unrealized gains (losses) on available-for-sale securities	62,325	65,811	(3,486)	57,706	4,619	507
Unrealized gains (losses) on derivative financial instruments	296	(192)	488	(143)	439	2
Foreign currency translation adjustments	17,662	(5,110)	22,772	8,807	8,855	144

Stock subscription rights	90	—	90	81	9	1

Minority interests	203,817	202,560	1,257	201,234	2,583	1,657

Total net assets	1,249,641	1,230,840	18,801	1,240,123	9,518	10,160

Total liabilities and net assets	JPY 3,583,369	JPY 3,636,506	(JPY 53,137)	JPY 3,731,669	(JPY 148,300)	$29,133

Interest-bearing debt	JPY 869,482	JPY 976,961	(JPY 107,479)	JPY 859,292	JPY 10,190	$7,069
Net interest-bearing debt (*1)	467,365	561,521	(94,156)	435,923	31,442	3,800
Owner’s equity (*2)	1,045,734	1,028,280	17,454	1,038,808	6,926	8,502

Owner’s equity ratio (%) (*3)	29.2	28.3	0.9	27.8	1.4
Shareholders’ equity ratio (%) (*3)	26.9	26.6	0.3	26.1	0.8

Debt-equity ratio (times) (*4)	0.83	0.95	(0.12)	0.83	0.00
Net debt-equity ratio (times) (*4)	0.45	0.55	(0.10)	0.42	0.03

(Notes)

*1	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*2	Owner’s equity is total net assets less stock subscription rights and minority interests.
*3	Owner’s equity ratio is owner’s equity divided by total assets. Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*4	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by owner’s equity, respectively.

CONSOLIDATED STATEMENTS OF OPERATIONS

	(In millions of yen, millions of U.S. dollars)
Three months ended June 30	2007	(% of net sales)	2006	(% of net sales)	Increase (Decrease)	(% of Increase (Decrease))	(Ref.) Fiscal 2006	(% of net sales)	2007
Sales	JPY 1,007,801	(100.0)	JPY 1,031,468	(100.0)	(JPY 23,667)	(-2.3)	JPY 4,652,649	(100.0)	$8,194
Cost of sales	681,571	(67.6)	715,060	(69.3)	(33,489)	(-4.7)	3,242,459	(69.7)	5,542
Gross profit	326,230	(32.4)	316,408	(30.7)	9,822	(3.1)	1,410,190	(30.3)	2,652

Selling, general and administrative expenses	314,899	(31.3)	308,459	(29.9)	6,440	(2.1)	1,340,214	(28.8)	2,560
Operating income	11,331	(1.1)	7,949	(0.8)	3,382	(42.5)	69,976	(1.5)	92

Non-operating income	11,435	(1.1)	8,570	(0.8)	2,865	(33.4)	26,195	(0.6)	93
Interest income	2,077		1,812		265		8,951		17
Dividend income	1,529		1,392		137		3,622		12
Equity in earnings of affiliated companies	—		744		(744)		—		—
Foreign exchange gain	2,474		—		2,474		—		20
Others	5,355		4,622		733		13,622		44
Non-operating expenses	14,526	(1.4)	13,803	(1.3)	723	(5.2)	79,824	(1.7)	118
Interest expense	3,853		3,981		(128)		16,161		31
Retirement benefit expenses	3,435		3,493		(58)		13,863		28
Equity in losses of affiliated companies	2,674		—		2,674		4,006		22
Foreign exchange loss	—		2,028		(2,028)		2,622		—
Others	4,564		4,301		263		43,172		37

Ordinary income	8,240	(0.8)	2,716	(0.3)	5,524	(203.4)	16,347	(0.4)	67

Special gains	5,796	(0.6)	11,446	(1.1)	(5,650)	(-49.4)	115,155	(2.5)	47
Gain on business transfer	3,248		—		3,248		—		26
Gain on sales of investment securities	1,300		1,448		(148)		25,651		11
Gain on sales of tangible fixed assets	1,089		—		1,089		2,872		9
Gain on sales of investments in affiliated companies	159		—		159		41		1
Gain on transfer of securities to the pension trust	—		6,534		(6,534)		6,534		—
Gain on change in interests in consolidated and affiliated companies	—		3,464		(3,464)		8,630		—
Gain on reversion of securities from the pension trust	—		—		—		69,533		—
Reversal of provision for recycling expenses of ?personal computers	—		—		—		1,892		—
Gain on lapse of stock subscription rights	—		—		—		2		—
Special losses	2,002	(0.2)	2,190	(0.2)	(188)	(-8.6)	35,205	(0.8)	16
Cost of corrective measures for products	1,613		—		1,613		4,695		13
Loss on sales of investments in affiliated companies	201		—		201		661		2
Loss on devaluation of investment securities	188		151		37		10,058		1
Restructuring charges	—		2,039		(2,039)		15,805		—
Impairment loss on fixed assets	—		—		—		2,768		—
Other retirement benefit expenses	—		—		—		991		—
Loss on sales of tangible fixed assets	—		—		—		208		—
Loss on sales of investment securities	—		—		—		19		—

Income before income taxes and minority interests	12,034	(1.2)	11,972	(1.2)	62	(0.5)	96,297	(2.1)	98

Provision for income taxes	10,825	(1.1)	12,800	(1.3)	(1,975)	(-15.4)	92,970	(2.0)	88
Minority interests in net income (loss) of consolidated subsidiaries	236	(0.0)	(1,089)	(-0.1)	1,325	—	(5,801)	(-0.1)	2

Net income	JPY 973	(0.1)	JPY 261	(0.0)	JPY 712	(272.8)	JPY 9,128	(0.2)	$8

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Three months ended June 30, 2007 (From April 1, 2007 to June 30, 2007)	(In millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances as of March 31, 2007	337,822	464,838	173,003	(3,225)	972,438
Changes during the period
Conversion of convertible bonds with stock subscription rights	114	114			228
Dividends			(8,102)		(8,102)
Net income			973		973
Repurchases of treasury stock				(93)	(93)
Disposals of treasury stock		(27)		33	7
Net changes in items other than shareholders’ equity during the period					—

Total changes during the period	114	87	(7,129)	(59)	(6,987)

Balances as of June 30, 2007	337,936	464,925	165,874	(3,284)	965,451

	Valuation and translation adjustments and others			Stock subscription rights	Minority interests	Total net assets
	Unrealized gains (losses) on available-for-sale securities	Unrealized gains (losses) on derivative financial instruments	Foreign currency translation adjustments
Balances as of March 31, 2007	57,706	(143)	8,807	81	201,234	1,240,123
Changes during the period
Conversion of convertible bonds with stock subscription rights						228
Dividends						(8,102)
Net income						973
Repurchases of treasury stock						(93)
Disposals of treasury stock						7
Net changes in items other than shareholders’ equity during the period	4,619	439	8,855	9	2,583	16,505

Total changes during the period	4,619	439	8,855	9	2,583	9,518

Balances as of June 30, 2007	62,325	296	17,662	90	203,817	1,249,641

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

Three months ended June 30, 2006 (From April 1, 2006 to June 30,2006)	(In millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances as of March 31, 2006	337,821	441,155	173,808	(2,869)	949,915
Changes during the period
Increase due to stock-for-stock exchange		24,382			24,382
Bonuses to directors			(200)		(200)
Dividends			(5,979)		(5,979)
Net income			261		261
Repurchases of treasury stock				(74)	(74)
Disposals of treasury stock				13	13
Others		(547)			(547)
Net changes in items other than shareholders’ equity during the period					—

Total changes during the period	—	23,835	(5,918)	(61)	17,856

Balances as of June 30, 2006	337,821	464,990	167,890	(2,930)	967,771

	Valuation and translation adjustments and others			Stock subscription rights	Minority interests	Total net assets
	Unrealized gains (losses) on available-for-sale securities	Unrealized gains (losses) on derivative financial instruments	Foreign currency translation adjustments
Balances as of March 31, 2006	78,128	—	1,764	—	212,843	1,242,650
Changes during the period
Increase due to stock-for-stock exchange						24,382
Bonuses to directors						(200)
Dividends						(5,979)
Net income						261
Repurchases of treasury stock						(74)
Disposals of treasury stock						13
Others						(547)
Net changes in items other than shareholders’ equity during the period	(12,317)	(192)	(6,874)		(10,283)	(29,666)

Total changes during the period	(12,317)	(192)	(6,874)	—	(10,283)	(11,810)

Balances as of June 30, 2006	65,811	(192)	(5,110)	—	202,560	1,230,840

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

(Ref.) Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	(In millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances as of March 31, 2006	337,821	441,155	173,808	(2,869)	949,915
Changes during the period
Increase due to stock-for-stock exchange		24,382			24,382
Conversion of convertible bonds with stock subscription rights	1	1			2
Bonuses to directors			(200)		(200)
Dividends			(14,081)		(14,081)
Net income			9,128		9,128
Repurchases of treasury stock				(558)	(558)
Disposals of treasury stock		(153)		202	49
Effect of change in scope of affiliated companies accounted for by the equity method			4,348		4,348
Others		(547)			(547)
Net changes in items other than shareholders’ equity during the period					—

Total changes during the period	1	23,683	(805)	(356)	22,523

Balances as of March 31, 2007	337,822	464,838	173,003	(3,225)	972,438

	Valuation and translation adjustments and others			Stock subscription rights	Minority interests	Total net assets
	Unrealized gains (losses) on available-for-sale securities	Unrealized gains (losses) on derivative financial instruments	Foreign currency translation adjustments
Balances as of March 31, 2006	78,128	—	1,764	—	212,843	1,242,650
Changes during the period
Increase due to stock-for-stock exchange						24,382
Conversion of convertible bonds with stock subscription rights						2
Bonuses to directors						(200)
Dividends						(14,081)
Net income						9,128
Repurchases of treasury stock						(558)
Disposals of treasury stock						49
Effect of change in scope of affiliated companies accounted for by the equity method						4,348
Others						(547)
Net changes in items other than shareholders’ equity during the period	(20,422)	(143)	7,043	81	(11,609)	(25,050)

Total changes during the period	(20,422)	(143)	7,043	81	(11,609)	(2,527)

Balances as of March 31, 2007	57,706	(143)	8,807	81	201,234	1,240,123

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In millions of yen, millions of U.S. dollars)
Three months ended June 30	2007		2006		Increase (Decrease)		(Ref.) Fiscal 2006		2007
I. Cash flows from operating activities:
Income before income taxes and minority interests	JPY	12,034	JPY	11,972	JPY	62	JPY	96,297	$98
Depreciation and amortization		44,586		43,140		1,446		198,398	362
Equity in (earnings) losses of affiliated companies		2,674		(744)		3,418		4,006	22
Gain on change in interests in consolidated subsidiaries and affiliated companies		—		(3,464)		3,464		(8,630)	—
Decrease (increase) in notes and accounts receivable, trade		172,404		185,505		(13,101)		(31,524)	1,402
Decrease (increase) in inventories		(53,200)		(75,545)		22,345		(14,098)	(433)
Increase (decrease) in notes and accounts payable, trade		(116,309)		(139,641)		23,332		(24,413)	(946)
Income taxes paid		(18,949)		(14,863)		(4,086)		(28,107)	(154)
Others, net		(41,392)		(33,842)		(7,550)		46,389	(336)

Net cash provided by (used in) operating activities		1,848		(27,482)		29,330		238,318	15

II. Cash flows from investing activities:
Net payment of acquisitions and sales of tangible fixed assets		(24,228)		(25,029)		801		(136,499)	(197)
Acquisitions of intangible assets		(9,869)		(10,626)		757		(36,262)	(80)
Net proceeds from (payment of) purchases and sales of securities		(598)		(6,022)		5,424		3,751	(5)
Others, net		8,595		(1,205)		9,800		(666)	70

Net cash used in investing activities		(26,100)		(42,882)		16,782		(169,676)	(212)

III. Cash flows from financing activities:
Net proceeds from (payment of) bonds and borrowings		6,451		36,983		(30,532)		(101,458)	52
Dividends paid		(7,307)		(4,946)		(2,361)		(14,060)	(59)
Others, net		(1,101)		931		(2,032)		11,779	(9)

Net cash provided by (used in) financing activities		(1,957)		32,968		(34,925)		(103,739)	(16)

IV. Effect of exchange rate changes on cash and cash equivalents		4,957		466		4,491		6,096	40

V. Net decrease in cash and cash equivalents		(21,252)		(36,930)		15,678		(29,001)	(173)

VI. Cash and cash equivalents at beginning of period		423,369		452,370		(29,001)		452,370	3,442
VII. Cash and cash equivalents at end of period	JPY	402,117	JPY	415,440	(JPY	13,323)	JPY	423,369	$3,269

Free cash flows (I+II)	(JPY	24,252)	(JPY	70,364)	JPY	46,112	JPY	68,642	$(197)

SEGMENT INFORMATION

[Business segment information]

Three months ended June 30, 2007 (From April 1, 2007 to June 30, 2007)
	(In millions of yen)
	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	551,119	177,936	193,796	84,950	1,007,801	—	1,007,801
2. Intersegment sales and transfers	21,346	33,336	12,119	32,080	98,881	(98,881)	—
Total sales	572,465	211,272	205,915	117,030	1,106,682	(98,881)	1,007,801
Operating expenses	556,881	201,657	210,288	115,872	1,084,698	(88,228)	996,470
Operating income (loss)	15,584	9,615	(4,373)	1,158	21,984	(10,653)	11,331

Three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)
	(In millions of yen)
	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	530,284	215,997	197,090	88,097	1,031,468	—	1,031,468
2. Intersegment sales and transfers	19,261	37,970	8,338	40,102	105,671	(105,671)	—
Total sales	549,545	253,967	205,428	128,199	1,137,139	(105,671)	1,031,468
Operating expenses	519,886	270,141	209,491	121,020	1,120,538	(97,019)	1,023,519
Operating income (loss)	29,659	(16,174)	(4,063)	7,179	16,601	(8,652)	7,949

(Reference) Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	(In millions of yen)
	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	2,659,774	801,692	816,918	374,265	4,652,649	—	4,652,649
2. Intersegment sales and transfers	99,032	163,311	44,083	174,401	480,827	(480,827)	—
Total sales	2,758,806	965,003	861,001	548,666	5,133,476	(480,827)	4,652,649
Operating expenses	2,604,742	998,493	884,036	530,928	5,018,199	(435,526)	4,582,673
Operating income (loss)	154,064	(33,490)	(23,035)	17,738	115,277	(45,301)	69,976

Three months ended June 30, 2007 (From April 1, 2007 to June 30, 2007)
	(In millions of U.S. dollars)
	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	4,481	1,447	1,576	690	8,194	—	8,194
2. Intersegment sales and transfers	173	271	98	261	803	(803)	—
Total sales	4,654	1,718	1,674	951	8,997	(803)	8,194
Operating expenses	4,527	1,640	1,710	941	8,818	(716)	8,102
Operating income (loss)	127	78	(36)	10	179	(87)	92

(Notes)

*	The business segments are defined based on similarity of types, characteristics, and affinity of sales market of products and services.
*	Major services and products for each business segment

IT/Network Solutions Business	System Construction, Consulting, Outsourcing, Support (Maintenance), Servers, Storage products, Professional workstations, Business PCs, IT software, Enterprise network systems, Network systems for telecommunications carriers, Broadcast video systems, Control systems, Aerospace/Defense systems
Mobile/Personal Solutions Business	Mobile handsets, Personal computers, Personal communication devices, BIGLOBE
Electron Devices Business	System LSI and other semiconductors, Electronic components, LCD modules
*	Unallocable operating expenses included in “Eliminations / Corporate “ for three months ended June 30, 2007, 2006 and fiscal year ended March 31, 2007 are ¥8,868 million ($72 million), ¥8,435 million, and ¥47,136 million respectively. The main components of such expenses are both general and administrative expenses incurred at headquarters of the Company and research and development expenses.

SEGMENT INFORMATION (CONTINUED)

[Geographical segment]

Three months ended June 30, 2007 (From April 1, 2007 to June 30, 2007)
	(In millions of yen)
	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	801,574	63,716	65,063	77,448	1,007,801	—	1,007,801
2. Intersegment sales and transfers	97,515	42,236	1,770	6,392	147,913	(147,913)	—
Total sales	899,089	105,952	66,833	83,840	1,155,714	(147,913)	1,007,801
Operating expenses	890,461	103,617	66,182	88,513	1,148,773	(152,303)	996,470
Operating income (loss)	8,628	2,335	651	(4,673)	6,941	4,390	11,331

Three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)
	(In millions of yen)
	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	788,819	61,565	99,485	81,599	1,031,468	—	1,031,468
2. Intersegment sales and transfers	105,964	39,052	2,690	7,010	154,716	(154,716)	—
Total sales	894,783	100,617	102,175	88,609	1,186,184	(154,716)	1,031,468
Operating expenses	888,746	100,878	103,675	88,787	1,182,086	(158,567)	1,023,519
Operating income (loss)	6,037	(261)	(1,500)	(178)	4,098	3,851	7,949

(Reference) Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	(In millions of yen)
	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	3,683,325	261,430	387,962	319,932	4,652,649	—	4,652,649
2. Intersegment sales and transfers	418,520	176,751	17,255	28,357	640,883	(640,883)	—
Total sales	4,101,845	438,181	405,217	348,289	5,293,532	(640,883)	4,652,649
Operating expenses	4,024,759	434,941	409,139	350,335	5,219,174	(636,501)	4,582,673
Operating income (loss)	77,086	3,240	(3,922)	(2,046)	74,358	(4,382)	69,976

Three months ended June 30, 2007 (From April 1, 2007 to June 30, 2007)
	(In millions of U.S. dollars)
	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	6,517	518	529	630	8,194	—	8,194
2. Intersegment sales and transfers	793	343	14	52	1,202	(1,202)	—
Total sales	7,310	861	543	682	9,396	(1,202)	8,194
Operating expenses	7,240	842	538	720	9,340	(1,238)	8,102
Operating income (loss)	70	19	5	(38)	56	36	92

(Notes)

*	Geographical distances are considered in classification of country or region.
*	Changes in geographic segmentation

The figure in Asia is being segregated from this fiscal year as the importance of this area has increased. These figures were previously included in Others.

In the above geographical segmentation for the three months ended June 30, 2006 and the fiscal year ended March 31, 2007, the figures in Asia are categorized separately from Others accordingly.

*	Major countries and regions in segments other than Japan

(1) Asia … China, Chinese Taipei, India, Singapore, and Indonesia

(2) Europe … U.K., France, the Netherlands, Germany, Italy, and Spain

(3) Others … U.S.A.

SEGMENT INFORMATION (CONTINUED)

[Overseas sales]

Three months ended June 30, 2007 (From April 1, 2007 to June 30, 2007)
	(In millions of yen)
	Asia	Europe	Others	Total
Overseas sales	115,313	72,008	89,683	277,004
Consolidated sales	—	—	—	1,007,801
Percentage of overseas sales to consolidated sales (%)	11.4	7.1	9.0	27.5

Three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)
	(In millions of yen)
	Asia	Europe	Others	Total
Overseas sales	100,835	110,838	84,521	296,194
Consolidated sales	—	—	—	1,031,468
Percentage of overseas sales to consolidated sales (%)	9.8	10.7	8.2	28.7

(Reference) Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	(In millions of yen)
	Asia	Europe	Others	Total
Overseas sales	421,949	448,487	343,249	1,213,685
Consolidated sales	—	—	—	4,652,649
Percentage of overseas sales to consolidated sales (%)	9.1	9.6	7.4	26.1

Three months ended June 30, 2007 (From April 1, 2007 to June 30, 2007)
	(In millions of U.S. dollars)
	Asia	Europe	Others	Total
Overseas sales	938	585	729	2,252
Consolidated sales	—	—	—	8,194

(Notes)

*	Geographical distances are considered in classification of country or region.
*	Changes in regional segmentation

The figure in Asia is being segregated from this fiscal year as the importance of this area has increased. These figures were previously included in Others. In the above geographical segmentation for the three months ended June 30, 2006 and the fiscal year ended March 31, 2007, the figures in Asia are categorized separately from Others accordingly.

*	Major countries and regions in segments other than Japan

(1) Asia ...China, Chinese Taipei, India, Singapore, and Indonesia

(2) Europe...U.K., France, the Netherlands, Germany, Italy, and Spain

(3) Others ...U.S.A.

*	Overseas sales represent sales of the Company and its consolidated subsidiaries to countries and regions outside of Japan.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) uncertainty relating to NEC’s ongoing analysis necessary to prepare the financial statements for inclusion in the 2006 Form 20-F, (ii) global economic conditions and general economic conditions in NEC’s markets, (iii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iv) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (v) NEC’s ability to expand into foreign markets, such as China, (vi) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vii) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (viii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets, included in this material, are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

###

Contacts: Diane Foley/Makoto Miyakawa

Corporate Communications Division

NEC Corporation

+81-3-3798-6511